EXHIBIT 17.1

ACTION BY CONSENT OF THE BOARD OF DIRECTORS OF

AGR TOOLS, INC.

Dated: October 23, 2012

THE UNDERSIGNED, representing the sole director of AGR Tools, Inc., (the “Company”) does hereby consent to and adopt the following resolutions pursuant to the Nevada Corporations Code, does hereby consent to the following actions of the Company, and does hereby direct that this Consent be filed with the minutes of the proceedings of the Board of Directors of the Company:

WHEREAS, Vern Wilson has given notice to the Company of his intent to resign as CEO and from the Board of Directors of the Company, but has agreed to stay on until a successor to these positions can be appointed;

WHEREAS, Mr. Robert J. Thompson, of Corona, California has been recommended to be appointed to be a director and Chief Executive Officer of the Company;

WHEREAS, Vern Wilson has agreed to appoint Mr. Robert J. Thompson as the Company’s sole director and Chief Executive Officer.

NOW THERFORE, BE IT RESOLVED, that the Board of Directors hereby appoints Mr. Robert J. Thompson to be the Company’s sole director and Chief Executive Officer.

FURTHER RESOLVED, that the Officers of the Company be, and each of them hereby is, authorized, directed and empowered, in the name and on behalf of the Company, to execute and deliver any and all documents as may be necessary or appropriate to effectuate the foregoing transactions, purposes and resolutions at all appropriate times, with such changes as the Directors of the Company, with the advice of counsel, deem necessary and appropriate; and

FURTHER RESOLVED, that this Action in Writing may be executed in one or more counterparts, and when each Directors has executed at least one counterpart, the foregoing resolutions shall be deemed adopted and in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the Directors of this Company have caused this Action to be executed to be effective as dated hereunder.

/s/: Vern Wilson
Mr. Vern Wilson, Director